2:13 PM

05/14/20

Accrual Basis

HealtheMed, Inc.
Profit & Loss
January through December 2018

	Jan - Dec 18
Ordinary Income/Expense	
Expense	
Advertising and Promotion	2,350.44
Automobile Expense	260.00
Bank Service Charges	44.23
Business Licenses and Permits	419.00
Computer and Internet Expenses	1,183.69
Meals and Entertainment	448.41
Office Supplies	23.86
Platform Equipment	944.70
Professional Fees	6,265.00
Rent Expense	975.00
Repairs and Maintenance	59.95
Telephone Expense	371.00
Travel Expense	3,121.45
Total Expense	16,466.73
Net Ordinary Income	-16,466.73
Net Income	**-16,466.73**